King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

December 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Americold Realty Trust

Registration Statement on Form S-11

Filed November 14, 2017

CIK No. 0001455863

Dear Ms. Barros:

On behalf of our client, Americold Realty Trust (the “Company”), we are submitting this letter and the following information in response to a letter dated November 29, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-11, filed on November 14, 2017 (the “Registration Statement”). We are also concurrently filing an amended version of the Registration Statement (the “Revised Draft”). This letter, together with the changes reflected in the Revised Draft, responds to the Staff’s comments contained in its letter dated November 29, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

December 19, 2017

Distribution Policy, page 81

1.	We note your response to comment 1. You previously represented that you have never received a cash distribution from your China JV. Please provide to us specific information supporting the appropriateness of the adjustments that are in excess of the pro forma net loss from partially owned subsidiaries and management’s implicit representation that they will receive in excess of $7 million from your China JV that will be available for distribution in the next twelve months.

The Company respectfully notes the Staff’s comment and, consistent with our discussion with the Staff on December 4, 2017, has made the revisions reflected on page 84 of the Revised Draft.

2.	We note your response to comment number 3. Please tell us whether any portion of the adjustment represent offering costs that will be accounted for as offsets to any proceeds from this offering.

The Company confirms that, as discussed with the Staff on December 4, 2017, no portion of the adjustment relating to “strategic alternative costs” represents offering costs that will be accounted for as offsets to any proceeds from this offering. As of September 30, 2017, approximately $5 million of offering costs have been incurred and included in other assets in the balance sheet which will be deducted from the offering proceeds.

3.	We have reviewed your responses to comment 5 and 6. Please provide additional information supporting whether management has a reasonable basis for increasing revenues by 1.9% per occupied pallet. Specifically, please tell us how management determined that 1.9% was appropriate, how this amount was calculated, to what extent the 1.9% increase varied from historical results over the last three years and the reasons for the variations. Additionally, please tell us the amount of revenue recorded for each type of contract (month-to-month, direct, and lease) for the last three years. Lastly, please tell us why management believe that it is appropriate to assume the same increase for all types of contracts despite the inherent increased variability in the month-to-month contracts when compared to the direct and lease contracts.

The Company respectfully notes the Staff’s comment and references the discussion with the Staff on this comment from December 4, 2017. The Company has made the revisions reflected on page 85 of the Revised Draft to address this comment.

Specifically, the Company has revised its methodology for calculating anticipated storage revenue attributable to customer contract rate escalations to cover revenue attributable to (i) rate increases implemented prior to September 30, 2017 as if the rate increases were in effect beginning October 1, 2016 using actual physical occupancy during the twelve months ended September 30, 2017 and (ii) rate increases that will become effective on January 1, 2018 (prior to launch of the offering) during the period covered by the estimated cash available for distribution assuming occupancy consistent

Securities and Exchange Commission

December 19, 2017

with actual physical occupancy for the nine months ended September 30, 2017. As disclosed in the Revised Draft, physical occupancy rates generally peak between mid-September and early December due to annual harvests and customers building inventories in connection with end-of-year holidays. Accordingly, the Company used actual physical occupancy during the relevant periods for the methodology to address seasonality. These occupancy rates take into account the churn rates previously disclosed to the Staff and the Company’s net positive replacement of customer relationships.

The Company does not believe there are any incremental increases in operating expenses as a direct result of giving effect to these storage rate increases. The Company also believes that the same-store growth in storage revenue per occupied pallet for the years ended December 31, 2015 and December 31, 2016 and the nine months ended September 30, 2017 support the Company’s ability to achieve the anticipated revenue attributable to rate increases for the reasons previously described for the Staff.

4.	We have reviewed your response to comment 7 and the changes to your disclosure. Please further revise your disclosure to specifically indicate that management anticipates funding principal amortization payments through refinancing of the indebtedness or from the proceeds from a draw and that management does not anticipate any outflows for these principal amortization payments.

The Company respectfully notes the Staff’s comment and has made the revisions reflected on page 85 of the Revised Draft to address this comment.

5.	We note your inclusion of an adjustment for returning leased sites to their original physical state following termination of your lease. Please provide to us management’s justification for this adjustment as it appears that these costs are incurred in the normal operations of your business. In addition, please tell us how management estimated the amount and whether this amount takes into account any costs for anticipated lease terminations during the period.

The Company respectfully notes the Staff’s comment and, consistent with our discussion with the Staff on December 4, 2017, has made the revisions reflected on page 85 of the Revised Draft. This adjustment is attributable to repair expenses incurred to return certain leased sites to their original physical state at lease inception in connection with the termination of the applicable underlying lease. The Company has implemented a number of strategic efforts over the course of the last five years, which are not part of its ordinary course operations. These terminations were part of the Company’s strategic efforts to exit or sell non-strategic warehouses, as opposed to ordinary course lease expirations. The Company does not anticipate incurrence of comparable, non-ordinary course repair expenses during the twelve months ending September 30, 2018 as part of its strategic efforts to exit or sell non-strategic warehouses. Repair and maintenance expenses associated with the Company’s ordinary course operations, including these expenses associated with leasing arrangements, are reflected as operating expenses on our income statement.

Securities and Exchange Commission

December 19, 2017

Capitalization, page 85

6.	Please include disclosure that your capitalization on a pro forma basis includes the effect of the debt refinancing. Additionally, please reconcile the adjustment to term loans within the capitalization table with the adjustment made within the pro forma balance sheet presented elsewhere in the document.

The Company respectfully notes the Staff’s comment and has made the revisions reflected on pages 87-89 of the Revised Draft to address this comment.

Temperature-Controlled Warehouses Cushman & Wakefield Report, page 174

7.	Please disclose the date of Cushman’s report.

The Company respectfully notes the Staff’s comment and has made the revisions reflected on page 178 of the Revised Draft to address this comment.

Nature of Our Customer Contracts, page 213

8.	Please revise your lease expiration tables on pages 214 and 215 to present percentage of gross annual rent represented by leases expiring in a given year.

The Company respectfully notes the Staff’s comment and, consistent with our discussion with the Staff on December 4, 2017, has made the revisions reflected on pages 217-18 of the Revised Draft.

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Securities and Exchange Commission

December 19, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Becky Chow

Kevin Woody

Rahul K. Patel

(Securities and Exchange Commission)

Fred Boehler

Marc Smernoff

Tom Novosel

(Americold Realty Trust)

Keith Townsend

Peter Genz

Gibbs Fryer

(King & Spalding LLP)

Edward F. Petrosky

J. Gerard Cummins

(Sidley Austin LLP)